

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Mark D. Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Blvd.
Suite 210
Tampa, FL 33609

> **Re: Odyssey Marine Exploration, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-31895**

Dear Mr. Gordon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca Williams